Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Safeco Corporation for the registration of common stock, preferred stock, convertible preferred stock, debt securities, convertible debt securities, stock purchase contracts, and units and to the incorporation by reference therein of our reports dated February 16, 2007, with respect to the consolidated financial statements and schedules of Safeco Corporation and subsidiaries (Safeco), Safeco management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Safeco, included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Seattle, Washington
March 8, 2007